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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVISORY GROUP EQUITY SERVICES, LTD

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
15427

161 ASH STREET, SUITE D
(No. and Street)

READING (City) MA (state) 01867 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN LEMOINE 1-781-942-5070
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/5/08

OATH OR AFFIRMATION

William H McCance

I, ~~Susan Lemoine~~ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Advisory Group Equity Services, LTD, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Susan M. LeMoine
NOTARY PUBLIC
COMMONWEALTH of MASSACHUSETTS
MY COMMISSION EXPIRES
March 22, 2013

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Advisory Group Equity Services, Ltd.
Reading, MA

In planning and performing my audit of the financial statements of Advisory Group Equity Services, Ltd. for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 11, 2008

Advisory Group Equity Services, Ltd

Audited Financial Statements

For The Year Ended December 31, 2007

Contents

Index
*****
***
*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Advisory Group Equity Services, Ltd.
161 Ash Street, Suite D
Reading, MA 01867

I have audited the accompanying statement of financial condition of Advisory Group Equity Services, Ltd as of December 31, 2007, and the related statements of income, Retained Earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisory Group Equity Services, Ltd. as of December 31, 2007 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 11, 2008

Advisory Group Equity Services, Ltd.
Statement of Financial Condition
December 31, 2007

Assets

Cash	$208,140
Commissions Receivable	155,742
Prepaid FINRA Fees	13,366
Prepaid Web CRD	3,021
Prepaid Insurance	13,658
Security Deposit-NPS LLC	19,000
	$412,927
	========

Liabilities and Stockholders' Equity

Liabilities:	
Commissions Payable	$202,226
Accounts Payable	947
Prepaid Rep Fees	57,067
Payroll Taxes	1,797
	$262,037
Stockholders Equity:	
Common stock, no par, authorized 15,000 shares, issued & outstanding 100 shares	6,500
Additional Paid in Capital	95,000
Retained earnings	49,390
Total stockholders' equity	150,890
	$412,927
	========

See Accountant's Report & Accompanying Notes

Advisory Group Equity Services, Ltd.
Statement of Income
For The Year Ended December 31, 2007

Revenues	
Commissions Income	$3,026,675
Fee Income	13,811
Conference/Market Fee Income	8,000
Interest and dividends	2,283
FINRA	35,000
Loss on sale of assets	(2,816)
	3,082,953
Expenses:	
Employee compensation and benefits	124,409
Commissions	2,634,270
Communications and data processing	16,128
Occupancy	7,014
Regulatory fees and expense	23,622
Other expenses	68,358
	2,873,801
Net Income before income taxes	209,152
Provision for income taxes	456
Net Income (Loss)	$ 208,696

See Accountant's Report & Accompanying Notes

Advisory Group Equity Services, Ltd.
Statement of Retained Earnings
For The Year Ended December 31, 2007

Retained Earnings, beginning of year	$154,474
Net Income (Loss)	208,696
Distributions to Shareholders	(313,780)
Balance at end of year	$ 49,390

See Accountant's Report and Accompanying Notes

Advisory Group Equity Services, LTD
Statement of Cash Flows
Twelve Months Ended December 31, 2007

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 208,697	
Adjustments		
Add:		
Depreciation	(157,819)	
L/R-Trust Advisory	6,795	
Commissons Payable	114,153	
Prepaid Rep Fees	27,050	
Payroll Tax Liability	1,797	
Less:		
Commissions Receivable	(49,147)	
Prepaid FINRA Fees	(1,001)	
Pr Pd Web CRD	(2,207)	
Prepaid Insurance	(2,410)	
Accounts Payable	(1,592)	
Clearing Agreement	(50,000)	
State Income Tax Payable	(456)	
Cash from Operations		93,860
Cash Flows - Invested		
Art Works	9,588	
Furniture & Equipment	32,835	
Computer Equipment	125,739	
Leasehold Improvements	7,000	
Investing Cash Flows		175,162
Cash Flows - Financing		
Addition Paid in Capital	95,000	
Distributions	(313,780)	
Financing Cash Flows		(218,780)
Cash Increase (Decrease)		50,242
Cash - Beginning of Year		
Cash-Checking	66,587	
Cash-Clearing Ac	91,310	
Total Beginning of Year		157,897
Cash on Statement Date		$ 208,139

(See Accountants Report & Accompanying Notes)

Advisory Group Equity Services, Ltd.
Notes to Financial Statements
For the Year Ended December 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Asvisory Group Equity Services, Ltd., (the company)was incorporated on June 25, 1994 under the laws of the Commonwealth of Massachusetts to engage to engage in a line of business as a securities broker and dealer. The Company clears its customer accounts on an introducing, basis through Southwest Securities, Inc. The Company ia a closely held corporation.

Income Taxes

The Company elected under the provisions of the Internal Revenue Code to be treated as an "S" Corporation. As a result, income and losses of the Company are passed through to it's shareholder for federal income tax purposes. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company operates impose an income tax on S-Corporations. Accordingly, a provision for state income taxes is reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2007 the company had $57,457 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

Revenue and Cost Recognition

The Company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

Uncollectable Commissions Receivable

Commissions receivable has been adjusted for all known uncollectible amounts. No allowance for uncollectable commissions receivable is considered necessary at December 31, 2007.

Fair Values of Financial Instruments

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), requires disclosure of the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

2. Net Capital

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $65,753 at December 31, 2007, which exceed required net capital of $50,000 by $15,753. The ratio of aggregate indebtedness to net capital at December 31, 2007 was 3.99 to 1.0.

3. Change in Ownership

On July 10, 2007 TAG Group Inc. purchased the common stock of the company from the sole stockholder. The fixed assets were distributed to the sole stockholder.

4. Cash Flows

Cash paid for interest and income taxes is as follows:

Interest	$ 0
Taxes	$ 456

5. Common Stock

Common Stock at December 31, 2007:

Common Stock, no par value 15000 Shares authorized 100 shares issued and outstanding	$6,500

6. Compensated Absences

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practicable for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

7. Leases

The company leases its space and photo copier. The office lease is for five (5) years starting January 1, 2008 and ending December 31, 2012; 2008 rent is $1,893 per month. The company is responsible for it's share of the increase in real estate taxes and operating expenses.

The photo copier lease is $553 per month, for five years commencing November 16, 2006.

Future minimum rental payments for the next five years are as follows:

2008	$29,352
2009	30,036
2010	30,732
2011	31,452
2012	31,090

Advisory Group Equity Services, Ltd.
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2007

Total Shareholder's Equity	$150,890
Less: Non Allowable Assets	85,137
Net Capital	65,753
Less: Capital Requirement	50,000
Excess Capital	$ 15,753
Aggregate Indebtedness	$262,037
Ratio of Aggregate Indebtedness To Net Capital	3.99 to 1.0

See Accountant's Report and Accompanying Notes

SUPPLEMENTARY INFORMATION

Advisory Group Equity Services, Ltd.
Schedule II
Reconciliation of Audited vs Unaudited Net Capital
As of December 31, 2007

Unaudited Net Capital - As reported in Part IIA Focus	$64,160
Net Audit Adjustments	1,593
Audited Net Capital	$65,753

Schedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Advisory Group Equity Services, Ltd. as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k)(1) business (mutual funds and/or variable annuities only) ______ 4550

B. (k)(2)(A)"Special Account for the exclusive benefit of customers" maintained ______ 4560

C. (k)(2)(ii)All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firms X 4570

Clearing Firm SEC#s	Name	Product Code
8- 45123 [4335A]	Southwest Securities, Inc. [4335A2]	All [4335B]
8- ______ [4335C]	______ [4335C2]	___ [4335D]
8- ______ [4335E]	______ [4335E2]	___ [4335F]
8- ______ [4335G]	______ [4335G2]	___ [4335H]
8- ______ [4335I]	______ [4335I2]	___ [4335I]

D. (k)(3)Exempted by order of the Commission ______ 4580

See Accountant's Report and Accompanying Notes

END